FILTRONA

Filtrona plc

RECEIVED
2006 APR -7 P 3:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

31 March 2006

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
USA

06012331

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 28 February 2006, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

Shanny Looi
Deputy Company Secretary
Email: shannylooi@filtrona.com

PROCESSED
APR 10 2006
THOMSON FINANCIAL

4/10

Regulatory Announcement

File No: 82-34882

Go to market news section

RECEIVED

2006 APR -7 P 3:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Filtrona plc
TIDM	FLTR
Headline	Annual Report and Accounts
Released	07:00 31-Mar-06
Number	7268A

RNS Number:7268A
Filtrona plc
30 March 2006

Annual Report and Accounts 2005 and Notice of Annual General Meeting

In compliance with Listing Rule 9.6.1, Filtrona plc has submitted to the UK Listing Authority two copies of each of the documents listed below:

1. Annual Report and Accounts 2005

2. Notice of Annual General Meeting for 2006

Copies of the above documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Copies of the Annual Report and Accounts 2005 and Notice of Annual General Meeting will be available on our website, www.filtrona.com.

This information is provided by RNS

The company news service from the London Stock Exchange

END

File No: 82-34882

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SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES File No: 82-34882

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   Threadneedle Investments on behalf of various Ameriprise Financial Inc. group subsidiaries, including Threadneedle Pensions Ltd, Threadneedle Asset Management Ltd, Threadneedle Asset Management Holdings Ltd, Threadneedle Investment Funds ICVC, Threadneedle Specialist Investment Funds ICVC, Threadneedle Investment Services Ltd and Eagle Star Unit Managers Ltd.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Threadneedle Investments as Investment Manager for various client accounts

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   Following the disposal of shares Threadneedle Investments no longer have a notifiable interest in the share capital of Filtrona plc.

5. Number of shares / amount of stock acquired

   N/A

6. Percentage of issued class

   N/A

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class

   N/A

9. Class of security

   Ordinary shares

10. Date of transaction

    Not advised

11. Date company informed

    22 March 2006

File No: 82-34882

12. Total holding following this notification

Following the disposal of shares Threadneedle Investments no longer have a notifiable interest in the share capital of Filtrona plc.

13. Total percentage holding of issued class following this notification

Following the disposal of shares Threadneedle Investments no longer have a notifiable interest in the share capital of Filtrona plc.

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Shanny Looi – 01908 359 100

16. Name and signature of authorised company official responsible for making this notification

Shanny Looi – Deputy Company Secretary

Date of notification

23 March 2006

File No: 82-34882

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 329 of the Companies Act 1985, the Company was advised on 14 March 2006 of the following directors who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

   Filtrona plc

2. Name of directors

   Mark Jeremy Harper and Stephen William Dryden

3. Nature of transaction

   A Deferred Annual Share Bonus Plan ('DASB') award, and a Performance Share award under Part B of the Filtrona plc Long Term Incentive Plan ('LTIP')

4. Date of grant

   13 March 2006

5. Period during which or date on which exercisable

   DASB – deferred until 13 March 2009 subject to the rules of the DASB
   LTIP – between 13 March 2009 and 12 March 2016, subject to the satisfaction of a specified performance condition

6. Total amount paid (if any) for grant of the option

   n/a

7. Description of shares or debentures involved: class, number

	Executive Director	**Number of 25p ordinary shares**
DASB	Mark Harper	48,993
LTIP	Mark Harper	141,533
DASB	Steve Dryden	27,503
LTIP	Steve Dryden	84,246

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

   n/a

9. Total number of shares or debentures over which options held following this notification

Executive Director	Details	Date of Grant	Number
Mark Harper	Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	07-Jun-05	126,902
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	07-Jun-05	161,637
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	23-Jun-05	156,903
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	13-Mar-06	141,533
	Deferred Annual Share Bonus Plan Award	13-Mar-06	48,993
	TOTAL		**635,968**
Steve Dryden	Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	07-Jun-05	102,474
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	07-Jun-05	99,137
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	23-Jun-05	96,236
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	13-Mar-06	84,246
	Deferred Annual Share Bonus Plan Award	13-Mar-06	27,503
	TOTAL		**409,596**

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Shanny Looi, 01908 359 100

25. Name and signature of authorised company official responsible for making this notification

Jon Green, Company Secretary

Date of Notification

14 March 2006

This announcement replaces the announcement released on Tuesday 14 March 2006 at 17:09, RNS Number 7982Z. Further details of the share options awarded to two PDMRs, Jon Green and Alan Tidy have been added.

File No: 82-34882

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 329 of the Companies Act 1985, the Company was advised on 14 March 2006 of the following directors/persons discharging managerial responsibility ('PDMR') who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

   Filtrona plc

2. Name of directors/PDMR

   Antony Edwards
   Jon Green
   Robert Purcell
   Sreekumar Puthen Thermedam
   Russell Rogers
   Neil Shillingford
   Alan Tidy

3. Nature of transaction

   A Deferred Annual Share Bonus Plan ('DASB') award, and a Performance Share award under Part B of the Filtrona plc Long Term Incentive Plan ('LTIP')

4. Date of grant

   13 March 2006

5. Period during which or date on which exercisable

   DASB – deferred until 13 March 2009 subject to the rules of the DASB
   LTIP – between 13 March 2009 and 12 March 2016, subject to the satisfaction of a specified performance condition

6. Total amount paid (if any) for grant of the option

   n/a

7. Description of shares or debentures involved: class, number

	PMDR	**Number of 25p ordinary shares**
DASB	Antony Edwards	4,549
LTIP	Antony Edwards	35,130
DASB	Jon Green	6,036
LTIP	Jon Green	34,119

	PMDR	Number of 25p ordinary shares
DASB	Robert Purcell	22,796
LTIP	Robert Purcell	50,547
DASB	Sreekumar Puthen Thermedam	4,493
LTIP	Sreekumar Puthen Thermedam	44,229
DASB	Russell Rogers	4,187
LTIP	Russell Rogers	34,331
DASB	Neil Shillingford	3,276
LTIP	Neil Shillingford	39,314
DASB	Alan Tidy	6,487
LTIP	Alan Tidy	33,361

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

9. Total number of shares or debentures over which options held following this notification

PMDR	Details	Date of Grant	Number
Antony Edwards	Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	07-Jun-05	29,608
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	07-Jun-05	43,642
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	23-Jun-05	56,485
	Deferred Annual Share Bonus Plan Award	13-Mar-06	4,549
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	13-Mar-06	35,130
	TOTAL		**169,414**
Jon Green	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	07-Jun-05	32,327
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	23-Jun-05	41,841
	Deferred Annual Share Bonus Plan Award	13-Mar-06	6,036
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	13-Mar-06	34,119
	TOTAL		**114,323**

PMDR	Details	Date of Grant	Number
Robert Purcell	Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	07-Jun-05	85,194
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	07-Jun-05	48,491
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	23-Jun-05	62,761
	Deferred Annual Share Bonus Plan Award	13-Mar-06	22,796
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	13-Mar-06	50,547
	TOTAL		**269,789**
Sreekumar Puthen Thermedam	Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	07-Jun-05	40,574
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	07-Jun-05	51,724
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	23-Jun-05	66,945
	Deferred Annual Share Bonus Plan Award	13-Mar-06	4,493
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	13-Mar-06	44,229
	TOTAL		**207,965**
Russell Rogers	Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	07-Jun-05	6,106
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	07-Jun-05	37,980
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	23-Jun-05	47,346
	Deferred Annual Share Bonus Plan Award	13-Mar-06	4,187
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	13-Mar-06	34,331
	TOTAL		**129,950**

PMDR	Details	Date of Grant	Number
Neil Shillingford	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	23-Jun-05	36,485
	Deferred Annual Share Bonus Plan Award	13-Mar-06	3,276
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	13-Mar-06	39,314
	TOTAL		**79,075**
Alan Tidy	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	07-Jun-05	40,409
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	23-Jun-05	52,301
	Deferred Annual Share Bonus Plan Award	13-Mar-06	6,487
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	13-Mar-06	33,361
	TOTAL		**132,558**

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Shanny Looi, 01908 359 100

25. Name and signature of authorised company official responsible for making this notification

Jon Green, Company Secretary

Date of Notification

14 March 2006